EXHIBIT 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization
Henry Schein Practice Solutions Inc.	Utah
Henry Schein Europe, Inc.	Delaware
Henry Schein Holding GmbH[1]	Germany

_________________________

1  Henry Schein Holding GmbH is the parent company of 34 consolidated wholly-owned subsidiaries, all of which operate in the dental distribution field outside the United States.